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                                                            EXHIBIT (a)(2)(ii)

CONTACT: Greg Hawley            Cathy Dunn            Paul Verbinnen/David Reno/
         EVP & CFO              VP Communications     Jim Barron
         Willamette Industries  Willamette Industries Citigate Sard Verbinnen
         503-273-5640           503-273-5642          212-687-8080

                WILLAMETTE BOARD RECOMMENDS SHAREHOLDERS REJECT
                        $48 PER SHARE WEYERHAEUSER OFFER

      PORTLAND, ORE. - December 12, 2000 - Willamette Industries (NYSE:WLL) today announced that its Board of Directors voted unanimously to recommend that Willamette shareholders reject Weyerhaeuser Company's (NYSE:WY) $48 per share cash offer as inadequate and, among other things, not in the best interests of Willamette, its shareholders and other constituencies.

      Duane C. McDougall, President and Chief Executive Officer of Willamette, stated, "Our Board's position remains clear and unanimous -- Willamette is not for sale. We have a proven track record as an independent company of delivering shareholder value. We have a strong, results-oriented culture; we are the most vertically integrated, low-cost producer in our industry; and we have effectively deployed our capital and assets over the course of many years. As a result of these and other intangibles, we are extremely well positioned to continue to produce earnings per share growth in excess of our peer group over the cycle. With approximately $1 billion of investments in new value enhancing projects since 1997, we are optimistic about our future."

     McDougall concluded, "The Board is committed to our long-term growth strategy. The Weyerhaeuser offer is nothing more than an opportunistic attempt to acquire one of the industry's leading franchises when stock prices in the industry are depressed."

     In making its determination, the Willamette board considered a number of factors, including the following:

        . The Board's belief that the offer price is inadequate and that the Weyerhaeuser offer does not reflect the long-term value inherent in the Company;

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        . The Board's belief that the offer price does not reflect the significant value-enhancing initiatives taken by the Company over the last few years aimed at seizing market opportunity and increasing earnings per share growth; and management's belief that, based on the current pricing environment, if all of the value-enhancing initiatives previously disclosed were complete, they would add in excess of $340 million to annual earnings before interest, taxes, depreciation and amortization;

        . The fact that over the last ten years, the Company's earnings per share growth has been more than five times the industry composite and three times the large cap composite; and that over the last two years, the performance of the Willamette Common Stock has exceeded both the S&P Paper and Forest Products Index and the S&P 500;

        . The Board's belief, in light of the terms of the Weyerhaeuser offer, the Company's inherent earnings power and long-term strategic plan, that the interests of the Company, its shareholders and other constituencies would best be served by the Company continuing as an independent entity;

        . The Board's view that the Weyerhaeuser offer is an opportunistic attempt to acquire one of the industry's leading franchises when stock prices are depressed;

        . The fact that the Company is not for sale but, if it were for sale, the Board's belief that based on the $300 million in synergies that Weyerhaeuser has publicly projected (and the $330 to $645 million synergy range provided by Weyerhaeuser to the Company in a private meeting) and the analysts' consensus earnings and cash flow estimates for Weyerhaeuser and the Company, Weyerhaeuser could pay significantly in excess of the offer price;

        . The disruptive effect consummation of the Weyerhaeuser Offer could have on the Company's employees, suppliers and customers and the communities and geographical areas where the Company operates;

        . The opinion of Goldman Sachs & Co., financial advisor to the Company, that as of December 11, 2000, the offer price is inadequate, from a financial point of view, to the Company's shareholders (other than Weyerhaeuser and its affiliates); and

        . The Board's and management's commitment to protecting the best interests of the shareholders of Willamette and enhancing the long-term value of Willamette.

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     In addition, the following letter was sent to the Board of Directors of
Weyerhaeuser by the Willamette Board:


The Board of Directors
Weyerhaeuser Company
Corporate Headquarters
Tacoma, Washington 98477-0001

Dear Board Member:

     The Board of Directors of Willamette Industries met today to consider Weyerhaeuser Company's fourth unsolicited attempt to acquire Willamette in the past two years. With respect to your offer of $48 per share in cash, we have unanimously concluded that it is inadequate and not in the best interests of Willamette, its shareholders and other constituencies. Accordingly, we are strongly recommending that Willamette shareholders reject your offer and not tender any of their shares to Weyerhaeuser.

     We stand strong and unanimous in this position. Despite the many press reports, this is not a personal matter between the senior executives of our two companies. We encourage all of you to read fully the complete reasoning behind our decision contained in the attached Amendment No. 1 to our Schedule 14D-9, as well as additional information contained in our Schedule 14D-9 filed on December 5, 2000 (also attached).

     We understand that there have been contacts by Weyerhaeuser or its representatives with our customers, labor unions, shareholders and political officials in communities where we operate. We are disturbed by the process Weyerhaeuser has chosen to follow, a path that is inconsistent with Weyerhaeuser's history of integrity and candor.

     Rest assured, the Willamette Board of Directors and management will continue to act in the best interests of the Company, its shareholders and other constituencies.


                                  Sincerely,

                                  The Board of Directors
                                  Willamette Industries


     Winslow H. Buxton            Stuart J. Shelk, Jr.

     Gerard K. Drummond           Robert M. Smelick

     Kenneth W. Hergenhan         William Swindells

     Duane McDougall              Michael G. Thorne

     G. Joseph Prendergast        Benjamin R. Whiteley

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      Willamette Industries is an integrated forest products company with 106 plants, located in the U.S., France, Ireland and Mexico. The company owns 1.7 million acres of forestland which has been third-party certified as meeting the Sustainable Forest Initiatives standards of the American Forest and Paper Association. Willamette produces building materials, composite wood panels, fine paper, office paper products, corrugated packaging and grocery bags.

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the effect of general economic conditions; the level of new housing starts and remodeling activity; the availability and terms of financing for construction; competitive factors, including price pressures; the cost and availability of wood fiber; the effect of natural disasters on the Company's timberlands; construction delays; risk of nonperformance by third parties; and the impact of environmental regulations and other costs associated with complying with such regulations. Please refer to Willamette Industries' Securities and Exchange Commission filings for further information.

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